SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:              18 January 2008

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 18 January 2008

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 18 January 2008

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

National Grid plc: ‘National Grid Property To be retained’

18 January 2008

National Grid plc

National Grid Property

To be retained

National Grid plc (“National Grid”) has decided, after conducting a market testing exercise, to retain its UK property business, National Grid Property (NGP).

National Grid Chief Executive, Steve Holliday, said “As the process has gone forward, the property and credit markets have deteriorated, and the bids we received do not match the value we are confident that we can extract from the business. Thus we have had no hesitation in deciding to retain the business and look forward to continuing with our highly successful track record in remediating and selling on our attractive portfolio of brownfield sites.”

Contacts

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Brunswick

Tim Williamson	+44 (0)20 7396 5350	+44 (0)7974 982350 (m)

Additional information

National Grid Property (NGP) employs 80 people and is responsible for managing a portfolio of properties across the Great Britain and for the management, clean-up and disposal of properties largely comprising former gas works sites. NGP’s operating profit for 2006/07 was £86m.

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, National Grid’s results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by the forward-

looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including those required to complete the proposed acquisition of KeySpan when or as planned, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced acquisitions with our existing business and realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the impact of the sales of businesses by National Grid, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid's pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, owned or operated by National Grid. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid's filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent Annual Report on Form 20-F and the “Risk Factors” section in its Registration Statement on Form F-3 filed with the SEC on 28 June 2006). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.